BB 7/5

RECEIVED MAY 0 6 2006 PROCESSING WASH, D.C. 199 SECTION

SECURITI ON

06009089

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

AB 7/8

SEC FILE NUMBER
8-53318

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. G. Investments Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Jesús T. Piñero Avenue 8th Floor
(No. and Street)

San Juan (City) PR (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Liza L. Cardona (787) 620-8646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewarterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Avenue BBVA Tower, 9th Floor Hato Rey PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/06

(copy)

AFFIDAVIT NUM. 640

OATH OR AFFIRMATION

I, Ramiro L. Colón, III, of legal age, married, president of Guaynabo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R-G Investments Corpration, as of December 31st, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Personally known to me, in San Juan, PR today April 28, 2006.

Signature

President

Title

Notary Public

RAMON LUIS NIEVES PEREZ
PUERTO RICO
ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

R-G Investments Corporation

(a wholly-owned subsidiary of R&G Financial Corporation)

Statement of Financial Condition

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Muñoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
R-G Investments Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of R-G Investments Corporation (the "Company") (a wholly-owned subsidiary of R&G Financial Corporation) at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 17, 2006

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2126084 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

R-G Investments Corporation
(a wholly-owned subsidiary of R&G Financial Corporation)
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 2,831,021
Securities purchased under agreements to resell	64,924,276
Securities owned, at market value (pledged inventory $20,604,035)	32,803,008
Accrued interest receivable	523,826
Receivables from clearing broker	1,010,119
Other receivables	203,662
Prepaid income tax	471,729
Deferred tax asset	151,316
Property and equipment, net	387,952
Other assets	182,611
Total assets	$ 103,489,520
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 88,199,599
Accrued interest payable	324,906
Accounts payable, accrued expenses and other liabilities	323,228
Total liabilities	88,847,733
Subordinated borrowings	3,000,000
Commitments (Note 12)	
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100,000
Additional paid-in capital	7,600,000
Retained earnings	3,941,787
Total stockholder's equity	11,641,787
Total liabilities and stockholder's equity	$ 103,489,520

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

R-G Investments Corporation (the "Company") is engaged in brokerage services and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of R&G Financial Corporation (the "Parent Company").

The Company is a registered broker-dealer pursuant to section 15(c) of the Securities Exchange Act of 1934 ("SEC") and claims exemption under Section (k)(2)(ii) of the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") and industry practices. Following is a description of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition
Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Underwriting and advisory fees are recorded at the time the underwriting is completed and income is reasonably determinable.

Securities Purchased/Sold Under Agreement to Resell/Repurchase
Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company monitors the market value of the securities as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed necessary.

Securities Owned
Securities owned transactions are recorded on the trade date, as if they had settled. Securities owned are recorded at market value with unrealized gains and losses on securities included in the Statement of Income.

Premiums are amortized and discounts are accreted as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.

Receivables and Payables to Broker, Dealers and Customers
Accounts receivable and payable to brokers, dealers and customers include principally amounts due on transactions as of December 31, 2005.

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is provided on the straight-line basis over the estimated useful life of the asset, which ranges from 3 years for data processing equipment, to 5 years for furniture and office equipment.

Major additions are capitalized, while ordinary maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation on assets retired or sold are reversed from the Statement of Financial Condition and any gain or loss is included in the Statement of Income.

The Company continually evaluates its long-lived assets to determine whether current events and circumstances warrant adjustment to the carrying values or amortization periods. The Company measures impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Based on its review, the Company does not believe that an impairment of its long-lived assets has occurred as of December 31, 2005.

Operating Leases
Rent expense under operating leases is recognized on a straight-line basis over the lease term taking into consideration contractual rent increases. The difference between rent expense and the amount actually paid during a period is charged to a deferred rent obligation account.

Income Taxes
The Company follows an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their recorded amounts for financial reporting purposes. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by, the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of December 31, 2005 were as follows:

Repledged	$ 69,710,075
Not repledged	964,718
	$ 70,674,793

The repledged securities were used as underlying securities for securities sold under agreements to repurchase.

4. Securities Owned

Securities owned consist of investment securities at market value, as follows:

U.S. Government and agency obligations	$ 29,499,795
Mutual funds	1,748,992
Corporate obligations	1,276,670
Municipal government obligations	277,551
	$ 32,803,008

5. Receivable From Clearing Broker

Amounts receivable from clearing broker at December 31, 2005, consist of the following:

Receivable from clearing broker	$ 951,207
Fees and commissions receivable	57,395
	$ 1,008,602

The Company is an introducing broker who clears all of its transactions with and for customers through another broker-dealer on a fully disclosed basis. (Refer also to Note 13).

6. Property and Equipment

Property and equipment consists of the following:

Furniture and office equipment	$ 529,674
Data processing equipment	91,344
	621,018
Less: Accumulated depreciation	(233,066)
Property and equipment, net	$ 387,952

7. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2005.

Securities sold under agreements to repurchase	$ 88,199,599
Maximum aggregate balance outstanding at any month-end	$ 112,056,250
Average monthly aggregate balance outstanding	$ 93,773,781
Weighted average interest rate	
At December 31, 2005	4.48%
For the year	3.44%

The repurchase agreements outstanding as of December 31, 2005 had maturities ranging from 28 days to 364 days and interest rates ranging between 3.49% to 5.00%.

8. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with a commercial bank maturing on September 15, 2006. Under the agreement, the Company may borrow up to $10,000,000. The interest rate on this loan is based on the 3-month LIBOR or the prime rate, plus 168 basis points, as determined by lender prior to advances. All borrowings under this agreement qualify as regulatory capital and the agreement include all statutory restrictions specified by the Uniform Net Capital Rule.

The movement of subordinated borrowings for the year ended December 31, 2005 was as follows:

Subordinated borrowings at January 1, 2005	$ 5,000,000
Issuance of subordinated borrowings	5,000,000
Payment of subordinated borrowings	(7,000,000)
Subordinated borrowings at December 31, 2005	$ 3,000,000

The Company paid a total of $123,578 in interest related to borrowings under this agreement during the year ended December 31, 2005. The average interest rate for the year approximated 5.04%.

9. Income Taxes

The Company is subject to Puerto Rico income tax at rates ranging from 22.00% to 41.50%. Components of the Company's deferred tax assets and liabilities at December 31, 2005 are as follows:

Deferred tax assets	
Current	
Unrealized losses on securities owned	$ 166,551
Accrued expenses	4,150
	170,701
Deferred tax liabilities	
Current	
Investment banking fee receivable	19,385
	$ 151,316

In assessing the realizability of the deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The realization of the deferred tax asset is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

10. Financial Instruments

Generally, the majority of the Company's financial assets and liabilities are either valued at market or estimated fair value or, because of their short-term nature, their carrying values approximate fair value. Fair values of financial instruments are based on quoted market prices or on quoted prices for similar financial instruments.

11. Concentrations of Credit Risk

The Company has commitments and risks associated with clients and customers resulting from financing transactions including repurchase agreements. Although the Company has a diversified client base, a significant portion of such financial transactions is conducted with counterparties in the financial services industry, including broker-dealers, commercial banks and diversified financial service corporations within Puerto Rico. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. Commitments

At December 31, 2005, the Company was obligated with a related party under a five year noncancelable sublease for building occupancy with the option to renew the sublease for three additional consecutive terms of five years. Total rent expense for the year ended December 31, 2005 was approximately $315,000.

Future minimum lease payments under this sublease agreement are as follows:

Year	Amount
2006	$ 340,512
2007	340,512
2008	340,512
2009	340,512
2010	340,512
	$ 1,702,560

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting that were open at December 31, 2005 and were subsequently settled had no material effect on the financial statements as of that date.

13. Clearance Agreement

The Company has entered into a clearing and custody agreement with Pershing LLC ("Pershing"). Pershing is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis and has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through Pershing, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company had no liabilities with regard to such right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

14. Related Party Transactions

During the year ended December 31, 2005, the Company had interest income with affiliated companies of approximately $1,993,000.

At December 31, 2005, the Company had the following balances outstanding with related parties:

Cash	$ 1,439,550
Securities purchased under agreements to resell, including approximately $13,386,000 from officers and employees of the Company and affiliates	$ 46,822,422
Accrued interest receivable	$ 189,083
Other receivables	$ 152,546
Other payables	$ 90,016

Balances due to parent company and affiliates relate to the cost of operating services provided by R&G Financial Corporation or expenses paid on behalf of the Company, as well as the amounts receivable on securities transactions with affiliates.

Other receivables include forgivable loans due from employees amounting to $54,891 at December 31, 2005. These forgivable loans are payable based on an agreed term ranging from one to five years, at each employee anniversary date. If at each employee's anniversary date the employee is still employed by the Company, the Company is obligated to forgive an amount equal to the amount payable at such date under the loan.

15. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250,000 or 2.00% of aggregate debit items computed in accordance with the Rule.

At December 31, 2005, the Company's net capital of $5,576,282 was $5,326,282 in excess of the required net capital of $250,000. The Company's net capital ratio was 22 to 1.

* * * * *

PRICEWATERHOUSECOOPERS

R-G Investments Corporation

(a wholly-owned subsidiary of R&G Financial Corporation)

Supplemental Report on Internal Control

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Muñoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder
of R-G Investments Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of R-G Investments Corporation (the "Company") (a wholly-owned subsidiary of R&G Financial Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions") , we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.
4. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Because the Company does not carry securities or commodities accounts for customers or perform custodial functions relating to customer securities or commodities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
3. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
4. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following control deficiencies that we consider to be material weaknesses as defined above. These control deficiencies were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated March 17, 2006.

At December 31, 2005, the Company did not maintain effective controls over the financial reporting process. The Company lacked a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles in the United States of America and regulatory reporting commensurate with the Company's financial reporting requirements. This control deficiency could result in a misstatement of the Company's accounts and disclosures that could result in a material misstatement to the Company's annual financial statements that would not be prevented or detected. Management has determined that this control deficiency constitutes a material weakness. The existence of this material weakness contributed to the additional material weaknesses below.

Accounting for income tax related accounts - The Company did not maintain effective controls over the accounting for income taxes and the determination of current income taxes payable, deferred income tax assets and liabilities and the related income tax provision. The Company's controls related to the preparation and review of deferred income tax assets were not effective to ensure their completeness and accuracy. The Company did not have effective controls in place to (i) identify and evaluate in a timely manner the tax implications of temporary and permanent differences between the book and tax bases of the Company's assets and liabilities, (ii) ensure there was adequate communication between the tax consultants and the Company's management relating to the preparation of the income tax provision, (iii) ensure all elements of the income tax provision were mathematically correct and (iv) ensure the rationale for certain tax positions was adequately documented and supported. This control deficiency

resulted in audit adjustments recorded in the Company's 2005 financial statements. This control deficiency could result in a misstatement of the aforementioned account balances that would result in a material misstatement to the annual financial statements that would not be prevented or detected. Management has determined that this control deficiency constitutes a material weakness.

Valuation of its local securities not listed on a recognized exchange - The Company did not maintain effective controls over the valuation of its local securities not listed on a recognized exchange. The Company did not obtain a sufficient number of independent pricings to ensure the valuation used for financial statement preparation was accurate. This control deficiency resulted in audit adjustments in the Company's 2005 financial statements. This control deficiency could result in a misstatement of the local securities not listed on a recognized exchange that would result in a material misstatement to the annual financial statements that would not be prevented or detected. Management has determined that this control deficiency constitutes a material weakness.

Premiums amortization and discount accretion for securities owned portfolio - The Company did not amortize or accrete the premium or discount on its securities owned portfolio as required under generally accepted accounting principles. This control deficiency resulted in audit adjustments to the Company's 2005 financial statements. This control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the annual financial statements that would not be prevented or detected. Management has determined that this control deficiency constitutes a material weakness.

Reconciliation of securities collateralized under repurchase agreements. The Company's controls related to the reconciliation of their collateral under repurchase agreements were not effective to ensure their completeness and accuracy in computing net capital charges under SEC Rule 15c3-1. This control deficiency resulted in an adjustment to the periodic computation of net capital. Additionally, this control deficiency could result in a misstatement to the annual financial statements that would not be prevented or detected. Management has determined that this control deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2005 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the National Association of Securities Dealers, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 17, 2006

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2126083 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report